Corporación Andina de Fomento

Torre CAF, Piso 9

Avenida Luis Roche, Altamira,

Caracas, Venezuela

June 13, 2017

Via EDGAR

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Corporación Andina de Fomento –

Registration Statement under Schedule B (File No. 333-217434)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación Andina de Fomento hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 9:30 a.m. Eastern Time on Thursday, June 15, 2017 or as soon thereafter as practicable.

Very truly yours,

/s/ Gabriel Felpeto

Gabriel Felpeto

Director, Financial Policies

and International Issues

cc:	Corey Jennings

(Securities and Exchange Commission)

Elizabeth Freed

(Corporación Andina de Fomento)

Robert S. Risoleo

Paul J. McElroy

(Sullivan & Cromwell LLP)